AB 3/4

[redacted]

10029328

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC
112

SEC FILE NUMBER
8- 65863

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 3CWC Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Rosecrans Avenue, Suite 315
(No. and Street)

Manhattan Beach	CA	90266
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Karan 650-851-4639 ~~310-725-0156~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name)*

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/16

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Karan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 3CWC Partners, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BETINE LEE
Commission # 1840078
Notary Public - California
San Mateo County
My Comm. Expires Apr 7, 2013

Signature

CEO

Title

Notary Public 2/25/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

3C-WC PARTNERS, LLC

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Members
3C-WC Partners, LLC
Manhattan Beach, California

I have audited the accompanying statement of financial condition of 3C-WC Partners, LLC, as of December 31, 2009 and related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of 3C-WC Partners, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards the generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of 3C-WC Partners, LLC as of December 31, 2009 and the results of its operations, changes in members' equity and cash flows for the year then ended in conformity with the United States generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As set forth in Note #4, the Company had a net capital deficiency as of December 31, 2009 which was cured on February 22, 2010.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2010

3C-WC PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 10,317
FINRA Deposit	545
TOTAL ASSETS	$ 10,862

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts Payable	$ 2,021
Accounts Payable – Related Party	707
Income Tax Payable	2,500
TOTAL LIABILITIES	5,228
MEMBERS' EQUITY	
Members' equity	5,634
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 10,862

See accompanying notes to financial statements

3C-WC PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE		
	Success fees	$ 852,270
	Interest and dividends	23
	TOTAL REVENUES	852,293
EXPENSES		
	Commissions	852,195
	Licenses and permits	495
	Miscellaneous	396
	Professional fees	6,082
	Regulatory fees	6,379
	Rent	993
	Telephone	617
	TOTAL EXPENSES	867,157
	(LOSS) BEFORE TAXES	(14,864)
	STATE INCOME TAX	3,300
	NET (LOSS)	$(18,164)

See accompanying notes to financial statements

3C-WC PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Members' Equity
Balance, December 31, 2008	$ 1,011
Capital contribution	22,787
Net (loss)	(18,164)
Balance, December 31, 2009	$ 5,634

See accompanying notes to financial statements

3C-WC PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:	
Net (Loss) from Operations	$(18,164)
CRD	(5)
Accounts Payable	(879)
Accounts Payable – Related Party	(811)
Income Tax Payable	(4,300)
NET CASH USED BY OPERATING ACTIVITIES	(24,159)
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities:	
Capital Contribution	22,787
DECREASE IN CASH	(1,372)
Cash: Beginning of the year	11,689
Cash: End of the year	$ 10,317

Interest Paid	$ 0
State Taxes Paid	$ 6,800

See accompanying notes to financial statements

3C-WC PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - ORGANIZATION

3C-WC Partners, LLC ("3CWC" or the "Company") is a Delaware Limited Liability Company as of February 27, 2003 and approved by the NASD on October 16, 2003 to operate as a broker/dealer. 3CWC is engaged in the business of conducting private placements of securities. 3CWC does not hold customer funds or securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company receives monies from billing and collecting investment banking fees for its two affiliated companies. Simultaneously the monies received are passed through to the affiliated company that generated the transaction. The broker-dealer operates as a "pass through" entity for its affiliates.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company received and passed through $852,195 of its affiliates' collections for the period January 1, 2009 through December 31, 2009.

NOTE 4 - NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2009 the Company had not complied with both requirements and was under the minimum net capital requirement of $5,000. This deficiency was cured on February 22, 2010 by capital contributions in the amount of $3,800. See page 8 for the computation of net capital requirements. The deficiency was caused by accruing SIPC fees for 2009 which was payable by February 28, 2010.

NOTE 5 - INCOME TAXES

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided for the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated between the two members in accordance with the operating agreement of the Company.

The State of California requires limited liability companies to pay $800 tax plus a fee based on gross revenue over $250,000. The accompanying financial statements include an $800 tax and $2,500 fee on gross revenue.

NOTE 6 – EXPENSE SHARING AGREEMENT

The Company has an agreement with one of its affiliates to use its office facilities and will be billed at 5% of the rent and overhead expenses. Expenses directly related to broker/dealer activity are an obligation of the Company.

NOTE 7 – CONTINGENT LIABILITIES

In the normal course of the securities business the Company could be named as a defendant in litigation. No litigation matters existed at December 31, 2009 and through the date of this report.

NOTE 8 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3C-WC PARTNERS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

Members' Equity	$ 5,634
Non Allowable Assets:	
FINRA deposit	(545)
Haircut	(217)
NET CAPITAL	$ 4,872

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$ 349
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
DEFICIENT CAPITAL	$(128)
Deficient net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 4,349

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 5,228
Percentage of aggregate indebtedness to net capital	108%

RECONCILIATION

The following is a reconciliation at December 31, 2009 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Unaudited net capital computation	$ 7,110
Unrecorded liabilities	(2,021)
Haircut	(217)
Audited net capital computation	$ 4,872

See accompanying notes to financial statements

3C-WC PARTNERS, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirement is not applicable to 3C-WC Partners, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

3C-WC PARTNERS, LLC
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to 3C-WC Partners, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Part II
Report of Independent Auditor on Internal Accounting Control Required by SEC Rule 17a-5

Members
3C-WC Partners, LLC
Manhattan Beach, CA

In planning and performing my audit of the financial statements and supplemental schedules of 3C-WC Partners, LLC (the "Company") for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members
3C-WC Partners, LLC
Manhattan Beach, CA

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2010

Joseph Yafeh, CPA
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 Fax 310-477-8152

Part III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Members
3C-WC Partners, LLC
Manhattan Beach, CA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by 3C-WC Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating 3C-WC Partners, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

3C-WC Partners, LLC's management is responsible for the 3C-WC Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries to the check register and compared to the copy of the cancelled check dated February 11, 2009 noting no differences.

2. Reviewed the completed form SIPC-7T - Determination of "SIPC Net Operating Revenues" and General Assessment form as follows:
    a. Compared Item No. 2a Total Revenue for the year ending December 31, 2009 to the Focus Report line 12/Part IIA line 9, Code 4030 and Item No. 2c (9)(i) total interest expense to the Focus Report line 22/Part IIA line 13, Code 4075 noting differences. See page 15.
    b. Compared Item No. 2c Deductions to the transaction reports (general ledger activity) for the year ending December 31, 2009 noting no differences. See page 15.
    c. Reviewed computation of Item No. 2d SIPC Net Operating Revenues and Item No. 2e General Assessment noting no differences. See page 15.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences. See page 15.

Members
3C-WC Partners, LLC
Manhattan Beach, CA

<u>SIPC Supplemental Report page 2</u>

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers as noted in section 2 above noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2010

3C-WC PARTNERS, LLC
REVIEW OF THE SIPC FORM 7T COMPUTATION
RULE 17A-5(e)(4)
DECEMBER 31, 2009

Comparison	Per SIPC 7T Unaudited	Per SIPC Audited	Difference
Total Revenue (line 2a)	$852,273	$852,278	$ 5
Total Additions (line 2b)	0	0	0
Total Deductions (line 2c)	0	0	0
SIPC Net Operating Revenue (line 2d)	852,273	852,278	5
General Assessment (line 2e)	2,130	2,130	0
Total Payment (line 2B)	150	150	0
Less Prior Overpayment Applied (line 2C)	0	0	0
Assessment balance due	$ 1,980	$ 1,980	$ 0